[redacted]

04002601

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8- 37854

REPORT FOR THE PERIOD BEGINNING	01/01/03 MM/DD/YY	AND ENDING	12/31/03 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Calamos Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 E. Warrenville Rd
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED MAR 01 2004 PROCESSING WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Dudasik 630.245.7200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

	303 East Wacker Drive, 14th Floor	Chicago	Illinois	60601-5212
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/29

OATH OR AFFIRMATION

I, Patrick H. Dudasik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services Inc as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Patrick H. Dudasik
Title: Executive Vice President, CFO & CAO

Notary Public

OFFICIAL SEAL
MARK INFANGER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/16/06

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CALAMOS FINANCIAL SERVICES, INC.

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Stockholder
Calamos Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Calamos Financial Services, Inc. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year ended December 31, 2003 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 12, 2004

CALAMOS FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2003

Assets

Assets:		
Cash	$	68,298
Receivables:		
Affiliates		5,118,138
Affiliated funds		3,771,409
Securities owned		6,447,576
Investment in partnership		435,888
Prepaid expenses and other assets		145,126
Total assets	$	15,986,435

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers	$	6,045,022
Accounts payable and accrued expenses		178,432
		6,223,454
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		268,265
Retained earnings		9,493,716
Total stockholder's equity		9,762,981
Total liabilities and stockholder's equity	$	15,986,435

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Income

Year ended December 31, 2003

Revenues:		
Distribution fees	$	23,941,267
Commissions		6,072,641
Net realized and unrealized gain		804,609
Other income		139,208
Interest and dividends		15,936
		30,973,661
Expenses:		
Distribution expenses		22,203,210
Employee compensation and benefits		383,449
Brokerage fees		177,870
Occupancy		38,708
Dues, licenses, and fees		69,105
Information technology services		15,856
Other operating expenses		791,478
		23,679,676
Net income	$	7,293,985

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2002	$	1,000	268,265	5,256,366	5,525,631
Net income		—	—	7,293,985	7,293,985
Dividends paid		—	—	(3,056,635)	(3,056,635)
Balance at December 31, 2003	$	1,000	268,265	9,493,716	9,762,981

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating and investing activities:		
Net income	$	7,293,985
Adjustments to reconcile net income to net cash provided by (used in) operating and investing activities:		
Change in unrealized appreciation of investment in Partnership		(19,691)
Commissions received in Partnership units		(134,459)
Net change in:		
Receivable from affiliates - net		(2,675,825)
Receivable from affiliated funds		(2,343,482)
Securities owned		(2,414,726)
Prepaid expenses and other assets		(55,330)
Payable to brokers		3,397,105
Accounts payable and accrued expenses		33,906
Total adjustments		(4,212,503)
Net cash provided by operating and investing activities		3,081,481
Cash flows used in financing activities:		
Dividends paid		(3,056,635)
Net cash used in financing activities		(3,056,635)
Net increase in cash		24,846
Cash at beginning of year		43,452
Cash at end of year	$	68,298
Supplemental disclosure of cash flow information:		
Interest paid	$	21

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2003

(1) Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services, Inc. (the Company) is a wholly owned subsidiary of Calamos Holdings, Inc. (CHI). The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, is (1) the sole distributor of the Calamos Family of Mutual Funds (collectively the Funds), (2) an introducing broker/dealer in the purchase and sale of securities and security options, and (3) a broker/dealer in the purchase and sale of securities and security options for the Funds.

Securities Owned

Readily marketable securities owned are carried at market value. Not readily marketable securities are valued at fair value. The Company currently records certain non-marketable securities at cost, which is management's best estimate of fair value. The Company records corporate security investments on a trade date basis.

Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's stockholder. The Company provides for state replacement taxes and other taxes, as applicable. The Company recorded $112,023 in expenses for state replacement taxes and $64,759 in expenses for franchise and income taxes during the year ended December 31, 2003.

Investment in Partnership

The Company has a 2.1% interest and is the General Partner in the Calamos Multi-Strategy Limited Partnership (Partnership). The investment in partnership is carried at the net asset value of the partnership units held by the Company.

Revenues and Expenses

Commission revenues and brokerage expenses are recorded on the settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. The Company recognized realized and unrealized gains and losses on investments in securities and partnership in the statement of income for the periods presented.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Related-party Transactions

Calamos Asset Management, Inc. (CAM), a company wholly owned by CHI, shares personnel, office space and equipment with the Company. Expenses and costs, which benefit both companies, are allocated based on an internal cost allocation methodology. Prior to December 1, 2003, substantially all personnel compensation and benefits expenses were not allocated to the Company. Effective December 1, 2003, and in accordance with the NASD Notice to Members 03-63 (Expense Sharing Agreements), expenses are allocated to the Company for services provided by CAM. Total expenses allocated to the Company and included in the Statement of Income are as follows:

Employee compensation and benefits	$	381,544
Occupancy		38,708
Information technology services		15,856
Other operating expenses		398,762
Total	$	834,870

The Company is party to a non-recourse agreement with CAM to sell and transfer, outright all of its rights, title and interest in certain fee payments to CAM. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B, and Class C shares of the Funds. In exchange for fees identified above, CAM agrees to pay an amount equivalent to the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through net asset value privileges, (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; (d) amounts expended by the Company for other types of payments, such as administrative service fees and payments related to annuity products; (e) amounts for other marketing services and other support services performed with respect to the Funds; (f) other amounts as agreed upon from time to time.

For the year ended December 31, 2003, CAM paid $41,535,582 for commission payments on A, B, and C fund share sales in accord of the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2003, the Company earned $23,940,942 of distribution fees from the Funds that are not subject to the above mentioned agreement with CAM. The Company earned commissions of $5,866,134 from the sale of shares of the Funds and from the execution of securities transactions of the Funds for the year ended December 31, 2003. Expenses and costs paid by the Company on behalf of the Funds are billed to the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2003 were $3,771,409.

The Company receives an annual management fee equal to 1% of net assets for its services as General Partner of the Partnership. The management fee is received in the form of additional investment units in the Partnership.

From time to time, other receivables and liabilities occur in the ordinary course of business between the Company and its affiliates. At December 31, 2003, the Company had a receivable from CAM of $5,097,630. Other amounts are considered immaterial for the period ended December 31, 2003.

(3) Securities Owned

At December 31, 2003 securities owned consist of the following:

Securities owned:	
Calamos mutual funds	$ 2,906,260
Common stock	47,250
Money market funds	3,473,966
Warrants, not readily marketable	20,100
	$ 6,447,576

(4) Payable to Brokers

For the period ending December 31, 2003, the Company had payments due to brokers in the amount of $6,045,022. This liability is comprised of the following:

Payable to brokers:	
12b-1 distribution fees	$ 6,043,462
Commissions	1,560
	$ 6,045,022

(5) Regulatory and Net Capital Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $414,772 at December 31, 2003, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2003, the Company's net capital was $3,549,623 and its ratio of aggregate indebtedness to net capital was 1.75 to 1.

(6) Agreement with Wexford Clearing Corporation

The Company has an agreement whereby the Company transacts, on a fully disclosed basis, all customer business through Wexford Clearing Corporation. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

(7) Subsequent Events

In February 2004, the Company received from CAM $4,747,735 for the repayment of intercompany receivables. The Company subsequently distributed a dividend to CHI in the amount of $5,840,000.

Schedule

CALAMOS FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Computation of net capital:		
Total stockholder's equity	$	9,762,981
Deduct:		
Nonallowable assets:		
Receivable from affiliate		5,118,138
Prepaid expenses and other assets		126,726
Investment in Partnership		435,888
Non-marketable securities		20,100
Haircuts on securities positions		512,506
Total deductions		6,213,358
Net capital		3,549,623
Minimum net capital requirement		414,772
Net capital in excess of requirement	$	3,134,851
Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities	$	6,221,579
Ratio of aggregate indebtedness to net capital		175%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 filed by Calamos Financial Services, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 27, 2004.

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(ii) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant is an introducing broker and promptly transmits all customer funds and securities to the clearing broker who carries the accounts of such customers.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Stockholder
Calamos Financial Services, Inc.:

In planning and performing our audit of the financial statements of Calamos Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the director, management, SEC, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2004

KPMG LLP